Vector ML Analytics, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vector ML Analytics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2021 & 2022 and the related consolidated statements of operations, consolidated statement of changes in shareholder equity, and consolidated statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 31, 2023
Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	71,008	-
Total Current Assets	71,008	-
TOTAL ASSETS	71,008	-
LIABILITIES AND EQUITY		
Liabilities		
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	500,000	-
Total Long-Term Liabilities	500,000	-
TOTAL LIABILITIES	500,000	-
EQUITY		
Common Stock	0.05	
Additional Paid in Capital	4,834	
Accumulated Deficit	(433,826)	
Total Equity	(428,992)	-
TOTAL LIABILITIES AND EQUITY	71,008	-

Consolidated Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	17,310	-
Cost of Revenue	-	-
Gross Profit	17,310	-
Operating Expenses		
General and Administrative	429,548	-
Rent and Lease	18,505	-
Total Operating Expenses	448,053	-
Operating Income (loss)	(430,744)	-
Other Expense		
Interest Expense	-	-
Other	3,082	-
Total Other Expense	3,082	-
Earnings Before Income Taxes	(433,826)	-
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(433,826)	-

Consolidated Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(433,826)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(433,826)	-
FINANCING ACTIVITIES		
Issuance of Common Stock	4,834	
Future Equity Obligations (SAFE Notes)	500,000	
Net Cash provided by (used in) Financing Activities	504,834	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	71,008	-
Cash at end of period	71,008	-

Consolidated Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 5/26/2021 (Inception)	7,000	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-
Ending Balance 12/31/2021	7,000	-	-	-	-
Issuance of Common Stock	1,983,384	0.05	4,834	-	4,834
1-for-1,000 Split	6,993,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(433,826)	(433,826)
Ending Balance 12/31/2022	8,983,384	0.05	4,834	(433,826)	(428,992)

Vector ML Analytics, Inc.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vector ML Analytics, Inc. ("the Company") was formed in Delaware on May 26th, 2021. The Company plans to generate revenue by using a SAAS platform that leverages AI technology and combines it with predictive analytics. This combination will assist CFOs of banks and lending institutions in analyzing their financials. The Company's headquarters is located in Dover, Delaware, and its customers will primarily be based in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, Vector ML Analytics, Inc., an Ontario Corporation formed in October 2020 operating out of Canada. In March 2022, the Company purchased 100% of this subsidiary's issued and outstanding shares from its founder in exchange for 1M shares of the Company's Common Stock (please see "Note 6" for further information). All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2022 and 2021, the Company reported $17,310 and $0, respectively, in earnings from foreign subsidiaries. Net assets of foreign operations were $0 as of December 31, 2022 and 2021.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated from CAD into U.S. dollars. Income statement amounts have been translated using the average exchange rate for the year.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling software as a service (SaaS) to banks and lending institutions. The Company's payments are generally collected on a monthly basis throughout the term of a subscription with the first payment collected at the initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to twelve months, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In March 2022, the Company authorized its Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel ("the Participants"). A total of 2,000,000 shares of Common Stock have been allocated towards this Plan to be awarded as Stock Options and Restricted Stock. Throughout 2022, a total of 425,000 Stock Options have been awarded to various Participants in consideration for services rendered to the Company. The Stock Options shall vest at a rate of 25% on the anniversary of grant date, followed by 36-equal monthly installments until

fully vested. Any vested Stock Options shall become exercisable at an exercise price of $0.02 per share and expire on the earlier of (i) 3 months following the date of a Participant's termination, or (ii) 10 years from the grant date. In the event a change of control occurs, and the Participant's continuous service is terminated by the Company within 12 months following the change of control event, 100% of the shares subject to the Stock Options shall vest immediately. Alternatively, in the event of a change of control, the Company may cancel the Stock Options and instead pay each Participant the value of the Option calculated as the price per share of Common Stock received or to be received by other stockholders of the Company in the change of control event minus the exercise price of the Option. No Stock Options have vested as of December 31, 2022.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**	**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2021	-	$ -	$ -
Granted	-	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2021	-	$ -	$ -
Granted	425,000	$ 0.02	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2022	425,000	$ 0.02	$ -
Options exercisable, December 31, 2022	-	$ -	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021		
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	-	$ -
Granted	425,000	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2022	425,000	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Canada. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see "Basis of Consolidation – Foreign Operations" and "Note 6" regarding the sale of the Company's Common Stock to its Founder in exchange for ownership in an entity and certain intellectual property rights.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Lease Agreements

In January 2022, the Company entered into a Lease Agreement for 18 square meters of office space. The lease term shall be a period of 3 months commencing on June 1, 2022 and expiring on August 31, 2022 with a total monthly lease charge of R13,500 South African Rand (ZAR), which the Company translated from USD to the foreign currency at the then-current exchange rate prevailing on each monthly payment date. Following such translation on the first day of each month, the Company incurred total rent expense of $4,505 as of December 31, 2022. Any late payments are subject to a late fee of R500 and interest of prime rate plus 5% compounded daily on any amounts overdue. The Company has the right to renew this lease upon 2 months' advance notice. If the term is renewed for a period less than 12 months, then the lease charge is subject to an escalation of 6% every time the lease is renewed, otherwise the lease charge is subject to an escalation of 10% for a lease term of 12 months or more. The Company has not renewed this lease agreement and thus no future minimum lease payments are required subsequent to December 31, 2022.

In January 2022, the Company entered into a Shared Office Space Lease Agreement for certain desk space. The lease term shall be a period of 12 months commencing on January 1, 2022 and expiring on December 31, 2022 with a total lease charge of 10,000 Jordanian Dinar (JD) payable in quarterly installments of 2,500 JD each. The Company translated USD to the foreign currency at the then 3-month average exchange rate prevailing on each quarterly payment date. Following such translation, the Company incurred total rent expense of $14,000 as of December 31, 2022. The Lessor may terminate this lease in any event of default. No representation has been made as to any late payment fees nor renewals. No future minimum lease payments are required subsequent to December 31, 2022.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During a qualified equity financing event, the agreements provide the right of the investor to future equity in the Company in a number of shares of the same class and series of Preferred Stock sold during said equity financing event equal to the (i) SAFE Purchase Price divided by (ii) the price per share equal to the Valuation Cap divided by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Alternatively, during a qualified liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of the Company's Common Stock equal to (x) the SAFE Purchase Price divided by (y) the price per share equal to the Valuation Cap divided by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Each agreement is subject to a Valuation Cap ranging from $1.250M – $4M.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
SAFE Agreements	500,000	N/A	N/A	-	500,000	500,000	-	-	-	-	-
Total				**-**	**500,000**	**500,000**	**-**	**-**	**-**	**-**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The SAFE agreements mature during a qualified financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has initially authorized 10,000 shares of Common Stock with a par value of $0.01 per share prior to an Amendment to its Certificate of Incorporation in March 2022 which increased the total number to 10,000,000 shares of Common Stock with a par value of $0.00001 per share. A total of 7,000 shares prior to the stock-split were issued and outstanding as of December 31, 2021. A total of 8,983,384 shares were issued and outstanding as of December 31, 2022.

In March 2022, the Company sold 1M shares of its Common Stock to its Founder in consideration for 100% of the issued and outstanding shares of an Ontario Corporation (please see "Basis of Consolidation – Foreign Operations" note for further information). All shares have vested immediately on the date of this agreement; however, they are subject to a lock-up period as defined in the disclosure below regarding the Restricted Stock Purchase Agreement. In consideration of the Common Stock, the Founder agrees to assign all right, title, and interest in and to any and all inventions conceived or developed during the period of the Founder's service provider relationship with the Company.

In March 2022, the Company entered into a Restricted Stock Purchase Agreement with a third party ("the Purchaser") whereby the Company sold 483,384 shares of its Common Stock at a price of $0.01 per share for total proceeds of $4,834. The shares are subject to certain restrictions on transfer, a right of first refusal, and a lock-up period. The Purchaser agrees to not enter into any arrangements that transfers any of the economic consequences of ownership of any shares during the period from the Company's filing of securities to be sold to the public in an underwritten public offering under the Securities Act through the end of the 180-day period following the effective date of such registration statement. Furthermore, the Purchaser agrees to enter into an underwriter's form of "lockup" agreement in a form satisfactory to the Company and such underwriter until the end of such restriction period. The Purchaser must also first offer any shares the Purchaser intends to sell or dispose of in any way to the Company. This right of first refusal shall terminate as to all shares purchased upon the earlier of (i) the closing date of the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed by the SEC, and (ii) the closing date of a change of control. Lastly, in the event that (i) the Company issues additional equity securities to its Founders, or (ii) the Founders receive any equity securities of the Company from any third party, the Purchaser shall have the right to purchase additional shares of Common Stock such that the increase in Purchaser's percentage ownership is proportional to the increase in the particular Founder's percentage ownership (the "Gross Up Right"). These additional shares may be in the form of a warrant with an exercise price equal to the fair market value at the time of grant. This Gross Up Right shall expire upon the earlier of (i) the Company's equity financing event whereby the Company sells shares of Preferred Stock with an aggregate sales price of not less than $500,000, or (ii) a liquidation transaction. No such Gross Up Right has been exercised as of December 31, 2022.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: Common Stockholders are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 31, 2023, the date these financial statements were available to be issued.

In 2023, the Company secured two large clients that are expected to generate $110k in annual recurring revenue.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cash flows from operating activities. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Revenue Concentration Risk

Revenue concentration risk refers to the potential financial vulnerability and exposure faced by a company when a significant portion of its total revenue is derived from a single customer or a small group of customers. During the year ended December 31, 2022, the Company derived all of its revenue from a single customer in the amount of $17,310. The Company's management began to mitigate this risk by acquiring new customers with contractual obligations regarding future revenues subsequent to the date of these financials.